Q3 FY26 Investor presentation.

2 Disclaimer. This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation, other than statements of historical facts, are forward-looking statements. The words “believe,” “estimate,” “expect,” “may,” “will” and similar expressions are intended to identify forward- looking statements. Such forward-looking statements include, but are not limited to, the statements regarding our business strategy and our plans and objectives for future operations, our estimated addressable market, our assumptions regarding industry trends, including with respect to AI, potential technological disruptions, and client demand for our services. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our ability to achieve its revenue growth goals including as a result of a slower conversion of its pipeline; our expectations of future operating results or financial performance; our ability to accurately forecast and achieve its announced guidance; our ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; our ability to attract and retain highly-skilled IT professionals at cost-effective rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; our ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; our ability to maintain favourable pricing and utilisation rates to support its gross margin; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of our addressable market and market trends; our ability to adapt to technological change and industry trends and innovate solutions for its clients; our plans for growth and future operations, including its ability to manage its growth; our ability to effectively manage its international operations, including our exposure to foreign currency exchange rate fluctuations; our future financial performance; the impact of unstable market, economic and global conditions, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended June 30, 2025 filed with the SEC on September 4, 2025 and in other filings that we make from time to time with the SEC. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements contained in this presentation. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business. This presentation includes non-IFRS financial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, financial measures determined in accordance with IFRS. The non-IFRS measures as defined by us may not be comparable to similar non-IFRS measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the IFRS to Non-IFRS Reconciliation section for a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

About Endava.

© Copyright 2023 Endava • Confidential and Proprietary • Version 1.0 4 We are a next gen technology services company built for ongoing change. Endava helps clients adapt to dynamic market demands through human ingenuity, intelligent systems, and deep delivery expertise. We embed AI and modern technologies into core operations to deliver measurable outcomes, stronger resilience and a sustainable competitive advantage.

# Endava at a glance.

## Deep Expertise

**Capabilities**

- Software Engineering
- Cloud & Platform Engineering
- Data & AI
- Digital Product & Experience Design
- Intelligent Automation
- Core Modernisation

**Accelerators**

- Chronos
- Compass
- Morpheus
- Ray
- Dash
- Maps
- Infra

## Strategic & Tenured Client Relationships

### Revenue by Vertical (Q3)

**23%** Payments
**22%** Banking & Capital Markets
**16%** Tech, Media & Telco
**11%** Healthcare
**9%** Insurance
**8%** Mobility
**11%** Other

### Client tenure

Of last 12 months of revenue:

- 31% > 2 years
- 24% > 5 years
- 34% > 10 years

Over the last five fiscal years, 90.7% of our revenue each fiscal year, on average, came from customers who purchased services from us during the prior fiscal year.

## Global Footprint

| Endavans | Locations |
|---|---|
| **11,225** People | **72** Cities |
| **36%** Women | **32** Countries |

### Key Partnerships

OpenAI
aws
Google Cloud
Microsoft

## Strategic M&A

FOUNDED 2000

- **Concise** – UK, IT Consultancy
- **Compudava** – Moldova, Nearshore Location
- **Alpheus** – Germany, Consulting Business
- **PS Tech** – Serbia, Agile Delivery
- **Nickelfish** – USA, Digital, UX & Strategy firm
- **ISDC** – Netherlands & CE, Agile Delivery
- **Velocity Partners** – USA & LATAM, NA Sales & LATAM Delivery
- **Intuitus** – UK, IT Consultancy Private Equity
- **Exozet** – Germany, Digital Agency
- **Comtrade** – Adriatic Region, Software Engin. Services
- **FIVE** – USA, Croatia, Digital Agency
- **Levvel** – USA, Tech Strategy Consulting & Engineering
- **Lexicon** – Australia, Tech Consulting, Design & Engineering
- **Mudbath** – Australia, Tech Strategy, Design & Engineering
- **DEK** – Australia, Sweden, Vietnam, Software Solutions
- **TLM** – USA, Gaming Services
- **GalaxE** – USA, India IT & Business Solutions

TODAY 2026

5

Investment Highlights. 6 Endava is positioned where enterprise AI ambition meets enterprise execution difficulty. Our AI-native transformation, global delivery model, deep client relationships and proprietary methods such as Dava.Flow strengthen our ability to help clients move from experimentation toward governed, scalable business outcomes.

7 Investment Highlights. Attractive Market Tailwinds in enterprise AI adoption Drawing on its digital transformation expertise, Endava is positioned to meet rising enterprise-AI demand. Early Mover in AI-Native Services Delivery Investments in proprietary methods like Dava.Flow and ecosystem partnerships (e.g. OpenAI) position Endava as a credible AI transformation partner. Industry-Aligned Delivery Expertise Driving Sector-Specific Outcomes: dedicated vertical business units pair deep domain specialists with AI- native engineers, enabling faster, sector-specific solutions and consistent outcomes at scale. Deep and Enduring Client Relationships High levels of client tenure and repeat business reflect trusted partnerships and strong delivery reputation. Scalable and Adaptable Global Delivery Model Diversified sector exposure, geographic footprint, and delivery capabilities provide stability and scalability.

More than 25 years navigating technology shifts. Now reshaping Endava for the AI-native era. 2000 Internet & distributed systems shift 2010 Digital transformation shift What has changed • AI makes some tasks faster, cheaper and easier to replicate across the market. • Buyers increasingly expect service partners to show how AI will improve delivery. What has not changed • Clients still pay for the right problems being solved, not for activity alone. • Quality, judgement and accountability remain critical. • Sector expertise still matters. Today AI-native shift 8

9 AI use is now mainstream. Scaled enterprise value is still uneven. The market challenge has shifted from access to AI tools to turning AI into governed business outcomes. (1) McKinsey, The State of AI: in 2025: Agents, innovation, and transformation November 2025; (2) PwC 2026 Global CEO Survey January 2026;(3) Deloitte: State of AI in the Enterprise, January 2026 (4) Fiona Czerniawsk: “AI: An identity crisis for consultants? August 19, 2025. Client expectations have moved on 74% of consulting buyers now expect firms to explain how AI will be used in delivery (4) Adoption is mainstream Penetration is still uneven Value is still unproven Governance is still immature 88% of organizations report AI use in at least one business function (1) National statistics and Central- bank analysis still show lower economy-wide adoption across the UK, EU and US business base Only 12% of CEOs say AI has delivered both cost and revenue benefits (2) Only 1 in 5 companies has mature governance for autonomous AI agents (3)

# Endava has been reshaping itself for the AI-native era.

This is a company-wide transformation spanning capability, workflows, governance, partnerships, and leadership.

## How work flows

**What has changed**

- Redesigning workflows for hybrid human–agent delivery.
- Evolving delivery discipline and ways of working.
- Moving from isolated tool use to a governed system.

## Who does it

**Talent and leadership**

- Building next-generation talent across engineering, AI, product and domain expertise.
- Reinforcing leadership for AI-native change.
- Creating multidisciplinary teams that can shape and deliver faster.

## How it scales

**Governance and enablement**

- Embedding guardrails, metrics and traceability into delivery.
- Creating clearer rules for where automation can accelerate safely.
- Making assurance visible rather than retrospective.

## How it adapts

**Ecosystem and innovation**

- Expanding strategic partnerships, including Cognition and Miro, alongside hyperscalers.
- Using ventures and ecosystem routes to market where they strengthen the response.
- Keeping the method adaptable as tools evolve.

i Since early 2025, Endava has been embedding AI across delivery, operations and client solutions.

10

# Dava.Flow is one methodology of that broader shift.

It is a tool-agnostic, human-accountable lifecycle for moving from signal to clearer definition to controlled execution to ongoing learning.

## What it does

**Enhanced problem qualification**

Captures signals early so teams start with clearer priorities rather than assumptions.

**Defined scope and agent-ready work**

Turns intent into validated, decision-ready work that humans and agents can act on safely.

**Execution under guardrails**

Accelerates delivery while keeping quality, security, traceability and human approvals visible.

**Continuous learning**

Uses production evidence and operational signals to improve what happens next.


Signal
Qualify what matters early.
Explore
Make the work decision-ready.
Dava.Flow™
Govern
Deliver faster under guardrails.
Evolve
Turn production into learning.

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Four connected phases designed to improve clarity, speed and control. Each phase contributes one clear job and one clear commercial benefit; together they create a governed flow rather than a chain of hand-offs. Identify and qualify the right opportunities early. Why it matters: reduces noise and avoids premature commitment. 1 Signal Turn intent into clear, decision-ready and agent-ready work. 2 Why it matters: improves alignment and lowers rework before delivery starts. Explore Execute faster under explicit quality, security and approval guardrails. 3 Why it matters: increases speed while keeping accountability visible. Govern Learn from production and feed evidence back into the next cycle. 4 Why it matters: compounds improvement and keeps systems aligned over time. Evolve 12

© Copyright 2025 Endava Cloud, Data & AI Consulting & Strategic Commerce & Digital Experience CRM, Marketing & Personalisation Integration / iPaaS / Workflow Insurance & Risk Business, Security, Data Privacy & Sustainability Payments & FinTech Emerging & Incubation Ecosystem of leading partners. 13

Geographic footprint and delivery capabilities. North America 38% Europe 23% UK 33% RoW 6% Q3 FY26 Revenue by Region 72 632 Cities Countries Regions Central Europe EU countries 43% APAC & MENA 21% Central Europe non-EU countries 17% Latin America 10% North America 5% Western Europe 4% Total Employees (end of period) 11,225 14

Solving complex change where speed, expertise and control all matter. The differentiator is not only faster activity. It is combining expertise, method and accountable execution to reduce wasted effort and improve confidence in what clients are buying. Problems clients need solved • Speed to market and decision latency • Cost, inefficiency and rework • Core modernisation and resilience • Growth opportunities that need disciplined execution • Control, traceability and assurance 1 Problems How Endava responds • AI-native transformation across workflows, capability and governance • Dava.Flow as a governed method for shaping and delivering change • Endava uses accelerators to increase speed of delivery • Tool-agnostic execution designed to adapt as the market evolves How we deliver at scale • Software engineering • Cloud and platform engineering • Data and AI • Digital product and experience design • Testing, quality and managed services 2 Response 3 Execution 15

Q3 ‘26 Financial Highlights.

17 Revenue.. 195.1 178.2 195.6 184.1 194.8 178.5 446.3 654.8 794.7 740.8 772.3 585.5 540.8 FY21 FY22 FY23 FY24 FY25 9M FY25 9M FY26 FY21-FY25 CAGR 14.7% Over the last five fiscal years, 90.7% of our revenue each fiscal year, on average, came from customers who purchased services from us during the prior fiscal year. -8.4% Q3 YOY Revenue (£m) Q1 Jun 30 Mar 31 Q2 Q3

54.4 102.4 114.2 27.0 24.1 20.3 (387.7) 2.5 (7.2) 13.6 (372.0) 4.2 (8.5) FY21 FY22 FY23 FY24 FY25 9M FY25 9M FY26 Profit / (Loss) before tax (£m) Jun 30 Mar 31 12.2% 15.6% 14.4% 3.6% 3.1% 3.5% (71.7)% 9MMargin 92.1 138.3 164.2 83.0 82.1 65.7 23.7 21.8 10.7 24.6 3.2 19.2 9.9 FY21 FY22 FY23 FY24 FY25 9M FY25 9M FY26 Adjusted profit before tax (£m)* Q1 Jun 30 Mar 31 Margin 20.6% 21.1% 20.7% 11.2% 10.6% 11.2% 4.4% 9M * See page 24 for reconciliation of IFRS to Non-IFRS metrics 18 Q1 Profitability.. Q2 Q2 Q3 Q3

85 134 146 146 133 136 129 615 732 711 695 619 656 584 FY21 FY22 FY23 FY24 FY25 Q3FY25 Q3FY26 Total no. of clients and with revenue > £1m* Mar 31Jun 30 Mar 31 Top 10 clients (% of total revenue) 19 *Calculated on a 12-month rolling basis. Client Relationships.. 35% 34% 33% 32% 36% 36% 35% 39% 40% FY21 FY22 FY23 FY24 FY25 9M FY25 9M FY26 Q3 FY25 Q3 FY26 Jun 30

Clients Spend.

Top 10 clients - average spend (£m)


15.6
22.2
26.0
24.1
27.9
21.2
19.2
7.5
7.1
FY21
FY22
FY23
FY24
FY25
9M FY25
9M FY26
Q3FY25
Q3FY26
Jun 30
Mar 31

Remaining clients - average spend (£m)


0.70
0.84
0.91
0.79
0.84
0.71
0.71
0.28
0.27
FY21
FY22
FY23
FY24
FY25
9M FY25
9M FY26
Q3FY25
Q3FY26
Jun 30
Mar 31

20

42% 41% 39% 33% 33% 35% 33% 24% 21% 23% 26% 23% 22% 23% 31% 35% 32% 33% 38% 37% 38% 3% 3% 6% 8% 6% 6% 6% RoW N. America Europe UK * Other includes consumer products, natural resources, services, and retail verticals FY21 Jun 30 Q3 FY25 Q3 FY26FY22 FY23 FY24 FY25 Mar 31 Revenue by Region 21 Geography & Industry verticals.. Payments 23% Banking & Capital Markets 22% Insurance 9% Technology, Media & Telecom 16% Mobility 8% Healthcare 11% Other* 11% Q3 FY26 Revenue by Vertical

1.1 3.0 0.4 8.0 1.1 2.8 5.2 13.7 13.5 5.1 4.4 2.7 13.9 FY21 FY22 FY23 FY24 FY25 9M FY25 9M FY26 Capital expenditures (£m) Jun 30 Mar 31 1.2% 2.1% 1.7% 0.7% 0.6% 0.5% 2.6% 9M 0.6% 1.6% Q3 0.2% 4.4% Q2 0.6% 1.7% Q1 % of Revenue 82.7 107.2 111.5 58.4 48.7 3.5 9.2 31.6 20.1 17.5 (3.1) 52.7 26.3 FY21 FY22 FY23 FY24 FY25 9M FY25 9M FY26 Adjusted free cash flow (£m)* Q1 Jun 30 Mar 31 18.5% 16.4% 14% 7.9% 6.3% 9.0% 4.8% 9M 9.0% (1.7)% Q3 16.2% 10.9% Q2 1.8% 5.2% Q1 * See page 24 for reconciliation of IFRS to Non-IFRS metrics % of Revenue 22 Q1 CAPEX & Adjusted FCF.. Q2 Q2 Q3 Q3

Appendix

# IFRS to Non-IFRS reconciliation.

## SUPPLEMENTAL NON-IFRS FINANCIAL INFORMATION

| | | | | | | *NINE MONTHS ENDED MARCH 31* | | *THREE MONTHS ENDED MARCH 31* | |
|---|---|---|---|---|---|---|---|---|---|
| | **2021** | **2022** | **2023** | **2024** | **2025** | **2025** | **2026** | **2025** | **2026** |
| **Reconciliation of Revenue Growth / (Decline) at Constant Currency to Revenue Growth / (Decline) as Reported under IFRS** | | | | | | | | | |
| **Revenue Growth / (Decline) as Reported under IFRS** | 27.2 % | 46.7 % | 21.4 % | (6.8)% | 4.3 % | 7.2 % | (7.6)% | 11.7 % | (8.4)% |
| Impact of foreign exchange rate fluctuations | 2.4 % | 0.9 % | (4.8)% | 2.3 % | 2.0 % | 1.6 % | 1.3 % | 0.7 % | 2.0 % |
| **Revenue Growth / (Decline) at Constant Currency Including Worldpay Captive** | **29.6 %** | **47.6 %** | **16.6 %** | **(4.5)%** | **6.3 %** | **8.8 %** | **(6.3)%** | **12.4 %** | **(6.4)%** |
| Impact of Worldpay Captive | 0.8 % | — | — | — | — | — | — | — | — |
| **Worldpay Captive** | **30.4 %** | **47.6 %** | **16.6 %** | **(4.5)%** | **6.3 %** | **8.8 %** | **(6.3)%** | **12.4 %** | **(6.4)%** |
| Revenue | 446,298 | 654,757 | 794,733 | 740,756 | 772,255 | 585,479 | 540,823 | 194,838 | 178,538 |
| **Reconciliation of Adjusted Profit Before Tax and Adjusted Profit for the Period** | | | | | | | | | |
| **£ in 000s** | | | | | | | | | |
| Profit / (Loss) before Tax | 54,368 | 102,379 | 114,163 | 26,980 | 24,113 | 20,314 | (387,650) | 13,597 | (371,952) |
| Adjustments: | | | | | | | | | |
| Share based compensation expense | 24,427 | 35,005 | 31,058 | 34,678 | 32,045 | 28,186 | 18,594 | 6,221 | 4,418 |
| Amortization of acquired intangible assets | 6,725 | 10,823 | 12,270 | 14,980 | 21,577 | 16,236 | 15,240 | 4,054 | 5,070 |
| Foreign currency exchange (gains) / losses, net | 6,546 | (9,944) | 10,729 | 2,233 | 3,727 | 1,446 | 3,772 | 4,866 | (1,070) |
| Impairment charge | | | | | | — | 364,624 | — | 364,624 |
| Restructuring costs | — | — | 6,588 | 11,645 | 6,539 | 5,494 | 9,056 | — | 2,525 |
| Exceptional people charges | | | | | | — | 668 | — | — |
| Exceptional property charges | — | — | — | 1,925 | — | — | — | — | — |
| Fair value movement of contingent consideration | — | — | (10,613) | (9,486) | (5,880) | (5,963) | (626) | (4,092) | (457) |
| **Total Adjustments** | **37,698** | **35,884** | **50,032** | **55,975** | **58,008** | **45,399** | **411,328** | **11,049** | **375,110** |
| **Adjusted Profit Before Tax** | **92,066** | **138,263** | **164,195** | **82,955** | **82,121** | **65,713** | **23,678** | **24,646** | **3,158** |
| **Adjusted Profit Before Tax as a percentage of Revenue** | **20.6 %** | **21.1 %** | **20.7 %** | **11.2 %** | **10.6 %** | **11.2 %** | **4.4 %** | **12.6 %** | **1.8 %** |
| **Profit / (Loss) for the Period** | 43,450 | 83,093 | 94,163 | 17,122 | 21,212 | 20,044 | (409,505) | 10,946 | (394,442) |
| Adjustments: | | | | | | | | | |
| Adjustments to profit before tax | 37,698 | 35,884 | 50,032 | 55,975 | 58,008 | 45,399 | 411,328 | 11,049 | 375,110 |
| UK deferred tax asset derecognition | | | | | | — | 23,255 | — | 23,255 |
| Release of Romanian withholding tax | | | | | (3,800) | (3,800) | — | — | — |
| Tax impact of adjustments | (7,241) | (6,933) | (11,829) | (7,109) | (8,806) | (8,539) | (5,916) | (1,857) | (1,274) |
| **Adjusted Profit for the Period** | **73,907** | **112,044** | **132,366** | **65,988** | **66,614** | **53,104** | **19,132** | **20,138** | **2,619** |
| **Reconciliation of Net Cash from / (used in) Operating Activities to Adjusted Free Cash Flow** | | | | | | | | | |
| **Net Cash from / (used in) Operating Activities** | 87,668 | 120,719 | 124,518 | 54,392 | 52,773 | 55,081 | 40,041 | 18,659 | (369) |
| Adjustments: | | | | | | | | | |
| Grant received | 228 | 139 | 494 | 707 | 274 | 274 | 105 | — | 95 |
| Net purchases of non-current assets (tangibles and intangibles) | (5,236) | (13,695) | (13,487) | (5,140) | (4,364) | (2,677) | (13,896) | (1,142) | (2,832) |
| Settlement of COC bonuses on acquisition | — | — | — | 8,442 | — | — | — | — | — |
| **Adjusted Free Cash Flow** | **82,660** | **107,163** | **111,525** | **58,401** | **48,683** | **52,678** | **26,250** | **17,517** | **(3,106)** |
| **Adjusted Free Cash Flow as a percentage of Revenue** | **18.5 %** | **16.4 %** | **14.0 %** | **7.9 %** | **6.3 %** | **9.0 %** | **4.9 %** | **9.0 %** | **(1.7)%** |

© Copyright 2025 Endava

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